                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                           Vesta Insurance Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    925391104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
NOTES).

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 2 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          3,050,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 3,050,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                           - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,050,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 3 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                         3,050,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                3,050,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,050,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 4 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          3,050,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 3,050,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                           - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,050,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 5 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK E. SCHWARZ
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          3,050,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 3,050,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,050,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 6 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JAMES C. EPSTEIN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 7 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK J. MORRISON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 8 of 21 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                STEVEN J. PULLY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 9 of 21 Pages
-----------------------                                     --------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

            Item 3 is hereby amended and restated to read as follows:

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                As of July 8, 2005,  NP had invested  $9,247,932  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

            Item 4 is hereby amended to add the following:

                On July 8, 2005, NP delivered a letter to the Issuer requesting, pursuant to Section 220 of the Delaware General Corporation Law, a complete list of the Issuer's  stockholders and other corporate  records in order to allow the
Reporting  Persons to communicate  with the Issuer's  stockholders in connection with the failure of the Issuer to hold an annual meeting of stockholders  within thirteen  months after the last annual  meeting and the election of directors at the annual  meeting of  stockholders  and any other matters as may properly come before the annual  meeting of  stockholders.  A copy of this  letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

                On July 8, 2005, NP filed a complaint with the Delaware Court of
Chancery  to enforce  its rights as a  stockholder  of the  Issuer,  pursuant to
Section 211 of the  Delaware  General  Corporation  Law, to compel the Issuer to hold an annual meeting of stockholders for the purpose of electing directors.

            Item 5(a) is hereby amended and restated to read as follows:

                (a) The aggregate  percentage of shares of Common Stock reported
to  be  owned  by  the  Reporting   Persons  is  based  upon  36,079,564  shares
outstanding,  which is the total number of shares outstanding as reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the Securities and Exchange Commission on August 9, 2004.

                As of July 8, 2005, NP beneficially  owned  3,050,700  shares of
Common  Stock,  representing  approximately  8.5% of the issued and  outstanding
Common Stock of the Issuer.

                NCM,  as the  general  partner  of NP,  may  also be  deemed  to beneficially own the 3,050,700 shares of Common Stock beneficially owned by NP.

                NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to  beneficially  own the 3,050,700  shares of
Common Stock beneficially owned by NP.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 10 of 21 Pages
-----------------------                                     --------------------

                Mark E.  Schwarz,  as the  managing  member of NCG,  the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 3,050,700 shares of Common Stock  beneficially  owned by
NP.

                NCM, NCG and Mr. Schwarz  disclaim  beneficial  ownership of the shares of Common  Stock  held by NP,  except  to the  extent of their  pecuniary interest therein.

                Messrs. Epstein,  Morrison and Pully do not beneficially own any shares of Common Stock.

            Item 5(c) is hereby amended to add the following:

                (c)  Schedule A annexed  hereto  lists all  transactions  in the
Common Stock by the  Reporting  Persons  since the filing of Amendment  No. 1 to
Schedule 13D. All of such transactions were effected in the open market.

            Item 7 is hereby amended to add the following exhibits:

                3.   Letter  from  Newcastle  Partners,  L.P.  to the  Corporate
                     Secretary of Vesta  Insurance  Group,  Inc.,  dated July 8,
                     2005,  requesting a stockholders  list and other  corporate records.

                4.   Complaint  filed on July 8, 2005 with the Delaware Court of
                     Chancery.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 11 of 21 Pages
-----------------------                                     --------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: July 8, 2005                  NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P.,
                                         its General Partner

                                     By: Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ James C. Epstein
                                     -------------------------------------------
                                     JAMES C. EPSTEIN

                                     /s/ Mark J. Morrison
                                     -------------------------------------------
                                     MARK J. MORRISON

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 12 of 21 Pages
-----------------------                                     --------------------

                                   SCHEDULE A

 Transactions in the Common Stock Since the Filing of Amendment No. 1 to Schedule 13D
 ------------------------------------------------------------------------------------

Shares of Common Stock                 Price Per                   Date of
       Purchased                       Share ($)                   Purchase
       ---------                       ---------                   --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
       17,000                         2.5000                         5/26/05
       12,500                         2.5012                         5/27/05
       19,100                         2.5092                         6/01/05
      220,800                         2.5151                         6/02/05
        6,600                         2.5523                         6/03/05
          300                         2.6000                         6/08/05

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

                                JAMES C. EPSTEIN
                                ----------------
                                      None

                                MARK J. MORRISON
                                ----------------
                                      None

                                 STEVEN J. PULLY
                                 ---------------
                                      None

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 13 of 21 Pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

1.     Director Nomination Letter from Newcastle  Partners,  L.P.
       to Vesta  Insurance  Group,  Inc.,  dated  March 21,  2005
       (previously filed).                                                  --

2.     Joint Filing and Solicitation  Agreement,  dated March 21,
       2005 (previously filed).                                             --

3.     Letter from  Newcastle  Partners,  L.P.  to the  Corporate
       Secretary of Vesta Insurance  Group,  Inc.,  dated July 8,
       2005,  requesting a stockholders  list and other corporate
       records.                                                           14-17

4.     Complaint filed on July 8, 2005 with the Delaware Court of         18-21
       Chancery.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 14 of 21 Pages
-----------------------                                     --------------------

                            NEWCASTLE PARTNERS, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                          July 8, 2005

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

Vesta Insurance Group, Inc.
3760 River Run Drive
Birmingham, Alabama 35243
Attn:  Corporate Secretary

Dear Sir:

            Newcastle Partners, L.P. ("Newcastle"), a Texas limited partnership, is the record owner of 1,000  shares and  beneficial  owner of 3,050,700  shares
(the "Shares") of common stock,  $.01 par value (the "Common  Stock"),  of Vesta
Insurance Group, Inc., a Delaware  corporation (the "Company"),  as of the close of business on July 7, 2005.

            As the record and  beneficial  owner of the Shares as stated  above,
Newcastle hereby  requests,  on its behalf as well as on behalf of certain other persons  who are  beneficial  holders  of shares  of  Common  Stock and named as
Reporting Persons in that certain Schedule 13D, as amended (the "Schedule 13D"), filed by  Newcastle,  among  others,  on May 6, 2005 with respect to  beneficial ownership  of shares of Common  Stock,  pursuant to Section 220 of the  Delaware
General  Corporation  Law,  during the usual hours for business,  to inspect the following  books,  records  and  documents  of the Company and to make copies or extracts therefrom:

                (a) A  complete  record  or list of the  holders  of the  Common
            Stock,   certified  by  the  Company's   transfer   agent(s)  and/or
            registrar(s),  showing  the  name,  address  and  number  of  shares registered in the name of each such holder, as of the date hereof as well as any record date established,  or to be established,  for the
            2005 annual  meeting of  stockholders  of the Company,  or any other record date that may be  established  for the annual  meeting or any other meeting of  stockholders  held in lieu thereof (any such date, the  "Determination  Date")  and  any  adjournments,  postponements, reschedulings or continuations thereof (the "Annual Meeting");

                (b) A magnetic  computer tape list or other electronic medium of the  holders  of the  Common  Stock  as of the  Determination  Date,
            showing  the name,  address and number of shares  registered  in the name  of each  such  holder;  such  computer  processing  data as is necessary for Newcastle to make use of such magnetic  computer tape;
            and a  hard  copy  printout  of  such  magnetic  computer  tape  for verification purposes;

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 15 of 21 Pages
-----------------------                                     --------------------

                (c) A stop list or stop lists relating to shares of Common Stock of the Company and any  additions  or deletions  thereto.  Any daily transfer sheets after the initial Determination Date;

                (d) All  information  in the  Company's or its transfer  agent's possession, or which can reasonably be obtained from nominees of any central certificate  depository systems or their nominees,  brokers, dealers, banks,  respondent banks, clearing agencies,  voting trusts and  their  nominees  or  other  nominees,  concerning  the  number, identity of, and shares held by the actual  beneficial owners of the
            Common Stock as of the Determination Date, including an alphabetical breakdown of any holdings in the respective  names of Cede & Co. and other  similar  depositories  or  nominees  as well as any  material
            request  list   provided  by  Automatic   Data   Processing-Investor
            Communications  Services  and any  omnibus  proxies  issued  by such entities;

                (e)  All  information  in or  which  comes  into  the  Company's possession  or  which  can  reasonably  be  obtained  from  brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting  beneficial owners of the Common Stock in the  format of a magnetic  computer  tape,  cartridge  file or other electronic  medium of such  owners  showing  the name,  address  and number of shares  registered  in the name of each such  owner;  such computer  processing  data as is necessary for Newcastle to make use of  such  magnetic  computer  tape  or  cartridge;  and a hard  copy
            printout  of  such   magnetic   computer   tape  or  cartridge   for
            verification  purposes (such information with respect to brokers and dealers is readily  available to the Company under Rule 14b-1 of the
            Securities  Exchange Act of 1934, as amended (the  "Exchange  Act"), from ADP Proxy Services);

                (f) All  "respondent  bank" lists and  omnibus  proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

                (g) A list of stockholders  of the Company who are  participants in any Company  employee  stock  ownership,  stock  purchase,  stock option,  retirement,  restricted stock,  incentive,  profit sharing, dividend  reinvestment or any similar plan in which voting of Common
            Stock  under  the  plan  is  controlled,   directly  or  indirectly,
            individually or collectively,  by such plan's participants,  showing
            (i) the name and address of each such  participant,  (ii) the number of shares of Common Stock  attributable to each such  participant in any such plan, and (iii) the method by which Newcastle or its agents may  communicate  with each such  participant,  as well as the name, firm and phone number of the trustee or  administrator of such plan, and a detailed  explanation  of the treatment not only of shares for which  the  trustee  or  administrator  receives  instructions  from participants,  but also shares for which  either they do not receive instructions  or shares  which are  outstanding  in the plan but are unallocated to any participant; and

                (h) A correct and complete copy of the bylaws of the Company.

            Newcastle demands that modifications,  additions or deletions to any and all  information  referred to in paragraphs  (a) through (h) be  immediately furnished as such modifications,  additions or deletions become available to the
Company or its agents or representatives.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 16 of 21 Pages
-----------------------                                     --------------------

            Newcastle  will bear the  reasonable  costs  incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

            The  purpose  of this  demand  is to  enable  Newcastle,  as well as certain other persons who are  beneficial  holders of shares of Common Stock and named  as  Reporting  Persons  in the  Schedule  13D,  to  communicate  with the
Company's  stockholders in connection with the failure of the Company to hold an annual meeting of stockholders within 13 months after the last annual meeting as required by the Delaware  General  Corporation Law and the election of directors at the Annual  Meeting  and any other  matters as may  properly  come before the
Annual Meeting.

            Newcastle hereby designates and authorizes  Steven Wolosky,  Adam W.
Finerman and Ron S. Berenblat of Olshan Grundman Frome Rosenzweig & Wolosky LLP,
and Dan  Burch and Mark  Harnett  of  MacKenzie  Partners,  Inc.,  and any other persons designated by them, acting singly or in any combination,  to conduct the inspection and copying herein  requested.  It is requested that the  information identified above be made available to the designated parties by July 15, 2005.

                                      Very truly yours,

                                      NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------
                                          Mark E. Schwarz, Managing Member

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 17 of 21 Pages
-----------------------                                     --------------------

State of Texas          )
                        )  ss:
County of Dallas        )

            Mark E.  Schwarz,  being sworn,  states:  I executed  the  foregoing letter,  and the  information  and  facts  stated  therein  regarding  Newcastle
Partners,  L.P.'s  ownership and the purpose of this demand for  inspection  are true and correct.  Such inspection is reasonably related to Newcastle  Partners,
L.P.'s  interest as a  stockholder  and is not desired for a purpose which is in the interest of a business or object other than the business of Vesta  Insurance
Group, Inc.

                                             /s/ Mark E. Schwarz
                                             --------------------
                                                 Mark E. Schwarz

Subscribed and sworn to before me
this 8th day of July, 2005.

/s/ Allison H. Moritz
---------------------------
       Notary Public

My commission expires: 11-25-06
                       --------

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 18 of 21 Pages
-----------------------                                     --------------------

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

NEWCASTLE PARTNERS, L.P.,     )
                              )
                   Plaintiff, )
                              )
            v.                )       C.A. No. ____________
                              )
VESTA INSURANCE GROUP, INC.,  )
a Delaware corporation,       )
                              )
                   Defendant. )

                     COMPLAINT PURSUANT TO 8 DEL. C. ss. 211
                     ---------------------------------------

            Plaintiff Newcastle Partners, L.P. ("Plaintiff"), by and through its undersigned  counsel, for its complaint against defendant Vesta Insurance Group,
Inc.  (the  "Company"),  alleges,  upon  knowledge  as to its  own  actions  and otherwise upon information and belief, as follows:

                              NATURE OF THE ACTION
                              --------------------

            1.  Plaintiff  brings this  action  pursuant to 8 Del. C. ss. 211 to enforce its  statutory  right,  as a stockholder  of the Company,  to compel the
Company to hold an annual  meeting of  stockholders  for the purpose of electing directors, which has not occurred in more than thirteen months.

                                     PARTIES
                                     -------

            2. At all times  relevant  to this  action,  Plaintiff  has been and continues to be a  stockholder  of the Company.

            3. The  Company  is a  corporation  organized  under the laws of the
State of Delaware, with its principal place of business at 3760 River Run Drive,
Birmingham,  AL  35243.  The  Company  can be  served in  Delaware  through  its registered agent, The Corporation Trust Company,  Corporation Trust Center, 1209
Orange Street,  Wilmington,  DE 19801.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 19 of 21 Pages
-----------------------                                     --------------------

                               FACTUAL BACKGROUND
                               ------------------

            4. The Company's  last annual  meeting for the election of directors was held on June 1,  2004,  more  than 13  months  prior to the  filing  of this
Complaint.

            5. The terms of three (3) Class III directors  currently  serving on the Company Board expire at the 2005 annual shareholders meeting.

            6. On March 21,  2005,  plaintiff  delivered a letter to the Company nominating James C. Epstein,  Mark J. Morrison and Steven J. Pully, for election to the  Company's  Board of Directors at the  Company's  2005 annual  meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

            7. The Company,  as of the filing of this  Complaint,  has failed to designate a date for an annual meeting of the stockholders to occur this year.

                               CLAIMS FOR RELIEF

                    COUNT I - SETTING DATE FOR ANNUAL MEETING
                OF STOCKHOLDERS PURSUANT TO 8 DEL. C. ss. 211(c)

            8. Plaintiff  repeats and realleges the allegations of the foregoing paragraphs as if fully set forth herein.

            9. The Company has not held an annual  meeting of  stockholders  for the election of directors  since June 1, 2004,  more than thirteen months before the filing of this Complaint.

            10. No action has been taken by written consent in lieu of an annual meeting within the last thirteen  months to elect directors in accordance with 8
Del. C. ss. 211(b).

            11. As of the date of the filing of this Complaint,  the Company has not designated any date for the holding of an annual meeting of stockholders.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 20 of 21 Pages
-----------------------                                     --------------------

            12.  Pursuant to 8 Del. C. ss.  211(c),  Plaintiff is entitled to an order of this Court  summarily  directing the Company to hold promptly an annual meeting for the  election  of  directors  and  stating  that the shares of stock represented at such meeting, whether in person or by proxy, and entitled to vote thereat,  shall constitute a quorum for the purpose of such meeting.  See, e.g.,
Meredith v. Security  America Corp.,  1981 Del. Ch. LEXIS 633, at *5-6 (Del. Ch.
Nov.  18, 1981)  (noting  Court's  "duty" to ensure that an annual  meeting take place "as promptly as possible" and ordering meeting to take place 65 days after the expiration of the 13 month deadline).

            13. Plaintiff has no adequate remedy at law.

                                      o o o
            WHEREFORE,  Plaintiff  respectfully  prays that the Court  grant the following relief:

                A. Entry of an Order  summarily  ordering the Company to hold an annual  meeting for the  election of  directors  and stating  that the shares of stock  represented at such meeting,  whether in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting;

                B. Entry of an Order designating a time and place for the annual meeting,  setting a prompt record date for the determination of the stockholders entitled to vote at the annual meeting, and approving the form of notice for the annual meeting;

                C. Award  Plaintiff  its fees and costs in pursuing this action, including its  reasonable  attorneys'  fees; D. Grant  Plaintiff  such other and further relief as the Court deems just and proper.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 21 of 21 Pages
-----------------------                                     --------------------

                                              Respectfully submitted,

                                              YOUNG CONAWAY STARGATT
                                                & TAYLOR, LLP

                                             /s/ Christian Douglas Wright
                                             ----------------------------------
OF COUNSEL:                                  Bruce L. Silverstein (#2495)
                                             Martin S. Lessner (#3109)
OLSHAN GRUNDMAN FROME                        Christian Douglas Wright (#3554)
ROSENZWEIG & WOLOSKY LLP                     The Brandywine Building
Steven Wolosky                               1000 West Street, 17th Floor
65 East 55th Street                          P.O. Box 391
New York, NY  10022                          Wilmington, DE  19899-0391
(212) 451-2300                               (302) 571-6600

DATED:  July 7, 2005                         ATTORNEYS FOR PLAINTIFF